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March 31, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yahoo! Inc.
Soliciting Material on Schedule 14A
Filed March 24, 2016 by Starboard Value LP et al.
File No. 000-28018

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 28, 2016 (the “Staff Letter”) with regard to the above-referenced matter filed on March 24, 2016.  We have reviewed the Staff Letter with our client, Starboard Value LP (“Starboard”), and provide the following responses on Starboard’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

General

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Please qualify the following types of statements as beliefs in future filings and, where necessary, provide supplemental support for these statements:

•	Yahoo has exhibited “poor management execution, egregious compensation and hiring practices, and general lack of accountability and oversight by the Board.”

•	The sale process “has been publicly criticized repeatedly for being ... fraught with conflicts of interest….”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

Starboard acknowledges the Staff’s comment and hereby confirms that in future filings it will characterize Starboard’s statements of opinion or belief as such and where necessary, will provide supplemental support for such statements.

2.	We note statements relating to the company’s acquisition expenses since 2012, yet there is only a generic reference to the company’s filings. Please provide additional support.

Starboard acknowledges the Staff’s comment and on a supplemental basis provides the Staff with the additional support attached hereto on Exhibit A, which includes excerpts from Yahoo’s (i) Form 10-K for the fiscal year ending December 31, 2014, (ii) Form 10-K for the fiscal year ending December 31, 2015 and (ii) Earnings Slides for the fourth quarter 2015, which provide support for Starboard’s statements relating to the Company’s acquisition expenses since 2012.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Jeffrey C. Smith
Starboard Value LP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated March 28, 2016 (the “Staff Letter”) relating to the Soliciting Material on Schedule 14A filed by the undersigned on March 24, 2016 (the “Filing”), the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STARBOARD VALUE LP

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

Exhibit A

2014 10-K

Table of Contents

Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2013 were as follows (in thousands):

	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement of Income
Realized gains on cash flow hedges, net of tax	$ (2,080)	Revenue
Realized gains on available- for-sale securities, net of tax	(796)	Other income, net
Total reclassifications for the period	$ (2,876)	

Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2014 were as follows (in thousands):

	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement of Income
Realized gains on cash flow hedges, net of tax	$ (5,259)	Revenue
Realized gains on available- for-sale securities, net of tax	(2,218)	Other income, net
Foreign currency translation adjustments ("CTA"):		
Disposal of a portion of the investment in Alibaba Group, net of $30 million in tax	(50,301)	Other income, net
Total reclassifications for the period	$ (57,778)	

Note 4 Acquisitions And Dispositions

The following table summarizes acquisitions (including business combinations and asset acquisitions) completed during the three years ended December 31, 2014 (in millions):

	Purchase Price	Goodwill	Amortizable Intangibles
2012			
All acquisitions	$ 7	$ 5	$ -
2013			
Tumblr	$ 990	$ 749	$ 263
Other acquisitions	$ 279	$ 170	$ 95
2014			
Flurry	$ 270	$ 195	$ 55
BrightRoll	$ 583	$ 423	$ 113
Other acquisitions	$ 66	$ 43	$ 18

110

2015 10-K

Table of Contents

Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2015 were as follows (in thousands):

	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement of Income
Realized losses on cash flow hedges, net of tax	$ 4,421	Revenue
Realized losses on available- for-sale securities, net of tax	174	Other income (expense), net
Total reclassifications for the period	$ 4,595	

Note 4 Acquisitions And Dispositions

The following table summarizes acquisitions (including business combinations and asset acquisitions) completed during the three years ended December 31, 2015 (in millions):

	Purchase Price	Goodwill	Amortizable Intangibles
2013			
Tumblr	$ 990	$ 749	$ 263
Other acquisitions	$ 279	$ 170	$ 95
2014			
Flurry	$ 270	$ 194	$ 55
BrightRoll	$ 581	$ 417	$ 113
Other acquisitions	$ 66	$ 39	$ 18
2015			
Polyvore	$ 161	$ 131	$ 19
Other acquisition	$ 23	$ 22	$ 5

At the completion date of each acquisition, the Company recorded goodwill where the purchase price exceeded the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis and more frequently if impairment indicators are present. As a result of the impairment testing performed on its reporting units as of October 31, 2015, the majority of the goodwill originating from these acquisitions was subsequently impaired. See Note 5- "Goodwill" for results of the goodwill impairment test.

Transactions completed in 2013

Tumblr. On June 19, 2013, the Company completed the acquisition of Tumblr, Inc. ("Tumblr"), a blog- hosting website that allows users to post their own content as well as follow or re- blog posts made by other users. The acquisition of Tumblr brought a community of new users to Yahoo Properties and Affiliate sites.

The purchase price exceeded the fair value of the net tangible and identifiable intangible assets acquired and, as a result, the Company recorded goodwill in connection with this transaction. Under

115

Q4 2015 Earnings Slides

Table 12 – Goodwill impaired

($ in millions)	Amount
Goodwill from acquisitions:	
Prior to 2007	$1.979
2007 to 2011	1.279
2012 to 2015	1.203
Total goodwill impairment	**$4,461**

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